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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1


               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                      Abigail Adams National Bancorp, Inc.
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                            (Name of Subject Company)


                            Marshall T. Reynolds
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                                    (Bidder)


                    Common Stock, par value $10.00 per share
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                         (Title of Class of Securities)


                                    003390101
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                      (CUSIP Number of Class of Securities)


                                Thomas J. Murray
                    Huddleston, Bolen, Beatty, Porter & Copen
                                  P.O. Box 2185
                                611 Third Avenue
                         Huntington, West Virginia 25722
                               (304) 529-6181
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                                                    Page 1 of 4

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                            Calculation of Filing Fee
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[X]       Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $343.59
Form or Registration No.:     14D-1
Filing Party:                 Marshall T. Reynolds
Date Filed:                   August 16, 1995

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     The bidder Marshall T. Reynolds by means of this Amendment No. 1 to
Schedule 14D-1 filed August 16, 1995 is also amending his Schedule 13D and Amendment No. 1 thereto filed May 1, 1995 and July 24, 1995 respectively.

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                     Marshall T. Reynolds (###-##-####)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            -----------
                                                       (b)      X
                                                            -----------
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)
                                    BK/PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
                                                            -----------
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
                             State of West Virginia
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         125,155 shares of common stock
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                            -----------
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     43.9%
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       IN

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     Pursuant to Instruction D to Form 14D-1, Marshall T. Reynolds files this
Amendment No. 1 (as a final amendment) to his Form 14D-1 filed August 16, 1995 with respect to his Offer to Purchase shares of common stock, par value $10.00 per share, of Abigail Adams National Bancorp, Inc., stating:

          The Offer to Purchase terminated at 12:00 Noon on Friday, September 15, 1995. A total of 4,617 Shares were tendered, all of which were accepted and paid for by the Purchaser pursuant to the Offer, for total consideration of Ninety Six Thousand Nine Hundred Fifty Seven and no/100 Dollars ($96,957).

     Item 4(b) of Schedule 14D-1 filed August 16, 1995, captioned "Source and Amount of Funds or Other Consideration", is hereby amended by the addition of the following:

          Mr. Reynolds utilized $96,957 of the funds available under his $5,000,000 line of credit at United National Bank, Parkersburg, West Virginia for the purchase of the 4,617 Shares tendered and accepted pursuant to the Offer.

     Item 6 of Schedule 14D-1 filed August 16, 1995, captioned "Interest in Securities of the Subject Company" is hereby amended by addition of the following:

          As a result of acceptance and purchase of 4,617 tendered Shares, all of which will be registered in the names of Marshall T. Reynolds and Shirley A. Reynolds, as joint tenants with right of survivorship, these persons share voting and dispositive power with respect to 85,155 Shares.
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                                   SIGNATURES
                                   ----------
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:    September 15, 1995

                                                  /s/ Marshall T. Reynolds
                                                  -----------------------------
                                                  Marshall T. Reynolds